                              ACCURIDE CORPORATION

              OFFER TO EXCHANGE OUTSTANDING OPTIONS FOR NEW OPTIONS



                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
          AT 12:00 MIDNIGHT, CENTRAL DAYLIGHT TIME, ON OCTOBER 3, 2001,
                          UNLESS THE OFFER IS EXTENDED.


     We are offering eligible employees the opportunity to exchange all outstanding unvested performance options that were scheduled to vest in 2001 and 2002 to purchase shares of our common stock that have an exercise price of $5,000 per share or more for new options which we will grant under the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries (the "1998 option plan").

     We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each eligible employee will be equal to the number of shares subject to the options tendered by such eligible employee and accepted for exchange. The number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends and similar events completed after the expiration date and prior to the issuance of the new options. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange.

     This offer is not conditioned upon a minimum number of options being tendered. You may tender none, all or any portion of your options. This offer is subject to conditions which we describe in Section 6.

     If you tender options for exchange as described in the offer, we will grant you new options under the 1998 option plan and a new option agreement between us and you. The exercise price of the new options will be equal to the fair market value of our common stock on the date of grant as determined by our board of directors at their discretion. For all eligible employees, the new options will vest in approximately equal annual installments over a four-year period, so long as the employee continues to be an employee of Accuride or one of its consolidated subsidiaries on each such vesting date. Unlike the tendered options, the new options will not vest based on the attainment of various performance objectives. The period of the new options will begin on the grant date of the new options.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

     You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Pat Wolfe (telephone: (812) 962-

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5014) or David K. Armstrong (telephone: (812) 962-5059) at Accuride Corporation,
7140 Office Circle, Evansville, Indiana 47715.

                                    IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail or otherwise deliver it and any other required documents to Pat Wolfe at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715.

     We recommend that if you choose to mail your documents, you send them by certified or registered mail. Interoffice mail is not recommended since it can not be tracked. Please keep a copy of all documents. Accuride will not be responsible for any lost mail, whether interoffice or otherwise.

     We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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                                TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
SUMMARY TERM SHEET ...........................................................    1

RISKS OF PARTICIPATING IN THE OFFER ..........................................    6

INTRODUCTION .................................................................    7

THE OFFER ....................................................................    8

     1.  Eligibility; Number of Options; Expiration Date .....................    8

     2.  Purpose of the Offer ................................................   10

     3.  Procedures for Tendering Options ....................................   11

     4.  Withdrawal Rights ...................................................   11

     5.  Acceptance of Options for Exchange and Issuance of New Options ......   12

     6.  Conditions of the Offer .............................................   13

     7.  Source and Amount of Consideration; Terms of New Options ............   15

     8.  Information Concerning Accuride .....................................   19

     9.  Interests of Directors and Officers; Transactions and
         Arrangements Concerning the Options .................................   22

     10. Status of Options Acquired by Us in the Offer; Accounting
         Consequences of the Offer ...........................................   22

     11. Legal Matters; Regulatory Approvals .................................   23

     12. Material Federal Income Tax Consequences ............................   23

     13. Extension of Offer; Termination; Amendment ..........................   24

     14. Fees and Expenses ...................................................   25

     15. Additional Information ..............................................   25

     16. Miscellaneous .......................................................   26


SCHEDULE A   Performance Options as of September 5, 2001
SCHEDULE B   Information Concerning Our Directors and Executive Officers

                                       i
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                               SUMMARY TERM SHEET

     THE FOLLOWING ARE ANSWERS TO SOME OF THE QUESTIONS THAT YOU MAY HAVE ABOUT THIS OFFER. WE URGE YOU TO READ CAREFULLY THE REMAINDER OF THIS OFFER TO EXCHANGE AND THE ACCOMPANYING LETTER OF TRANSMITTAL BECAUSE THE INFORMATION IN THIS SUMMARY IS NOT COMPLETE, AND ADDITIONAL IMPORTANT INFORMATION IS CONTAINED IN THE REMAINDER OF THIS OFFER TO EXCHANGE AND THE LETTER OF TRANSMITTAL. WE HAVE INCLUDED PAGE REFERENCES TO THE REMAINDER OF THIS OFFER TO EXCHANGE WHERE YOU CAN FIND A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

o    WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

     We are offering to exchange all unvested performance stock options that were scheduled to vest in 2001 and 2002 (provided that performance was satisfied) in 2001 or 2002, and that have an exercise price of $5,000 per share or more and which are outstanding under our 1998 option plan and held by eligible employees. (Page 8)

     Your outstanding and unvested grants of performance options that are scheduled to vest in 2001 and 2002 under the 1998 option plan are set forth on Schedule A to this offer to exchange.

o    WHY ARE WE MAKING THE OFFER?

     Many of our employees have current outstanding performance options with exercise prices that are significantly higher than the current fair market value of our common stock. Moreover, we are highly unlikely to meet performance criteria that will trigger vesting for the performance options that are scheduled to vest in 2001 and 2002. Accordingly, the performance options are likely to remain unvested and unexercisable until seven years and eleven months after their grant date. By making this offer to exchange outstanding options for new options, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

o    WHAT ARE THE CONDITIONS TO THE OFFER?

     The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of conditions, including the conditions described in Section 6. We urge you to carefully read these conditions. (Page 13)

o ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

     To receive a grant of new options pursuant to the offer and under the terms of the 1998 option plan, you must be an employee of Accuride or one of its consolidated subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. IF YOU ARE NOT AN EMPLOYEE OF ACCURIDE OR ONE OF OUR CONSOLIDATED SUBSIDIARIES CONTINUOUSLY FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW

OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. (PAGE 9)

o    HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

     For all eligible employees, we will grant new options to purchase the number of shares of our common stock which is equal to the number of shares of common stock subject to the options properly tendered by such eligible employees. All new options will be granted under our 1998 option plan and will be subject to the terms and conditions of the 1998 option plan and a new option agreement between you and us. All options accepted by us pursuant to the offer will be canceled. (Page 13)

o    WHEN WILL I RECEIVE MY NEW OPTIONS?

     We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If we cancel tendered options on October 3, 2001, which is the scheduled expiration date of the offer, the grant date of the new options will be on or about April 4, 2002. (Page 13)

o WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

     The current accounting rules specify that a minimum of six months and one day must pass before we issue the exchange options. If we do not follow this guidance, we would be subject to compensation charges against our earnings for financial reporting purposes. The accounting rules also prevent us from setting the exercise price for the exchange options prior to the actual grant date. Again, if we do not follow these rules, we would be subject to unfavorable accounting treatment for the exchange program. (Page 21)

o IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     No. Because of accounting rules that could apply to interim option grants as a result of the offer, we do not expect to grant new options to current employees until at least six months and one day after the date we cancel the options accepted for exchange. (Page 21)

o WHAT HAPPENS IF ACCURIDE IS ACQUIRED DURING THE PERIOD AFTER MY OPTIONS ARE CANCELED BUT BEFORE I AM GRANTED NEW OPTIONS?

     While we currently have no plans to enter into any such transaction, it is possible that prior to the grant date of the new options we might enter into an agreement for a merger into another company or change of control transaction. These types of transactions could have substantial effects on our stock price, including substantial stock price appreciation. However, this will not affect option holders participating in this offer because the unvested performance

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options being tendered in this offer will not accelerate and become fully vested upon a change of control.

     If we are a party to a merger into another company or change of control transaction before the grant date of the new options, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to grant options or compensation comparable to the new options to continuing employees, although there can be no assurance that we would be successful in negotiating such an agreement.

     We reserve the right, however, in the event of a merger into another company or change of control transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive new options under this offer. If we were to terminate your right to receive new options under this offer in connection with such transaction, employees who tendered options pursuant to this offer would not receive new options to purchase our common stock, or securities of the acquiror or any other consideration for their tendered options.

o    WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

     The exercise price of the new options will be equal to the fair market value of our common stock on the date we grant the new options as determined by our board of directors at their discretion. Accordingly, we cannot predict the exercise price of the new options. The exercise price of any option you tender is at least $5,000 per share. HOWEVER, BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, ALTHOUGH UNLIKELY, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN YOUR CURRENT OPTIONS.

o    WHEN WILL THE NEW OPTIONS VEST?

     The new options will vest over a four-year period under the terms of a new stock option agreement and our 1998 option plan, so long as you continue to be employed by Accuride or one of its consolidated subsidiaries. However, the four-year vesting schedule of the new options will not begin until the grant date of those options. Unlike the tendered options, the new options will not vest based on the attainment of various performance objectives.

     For each eligible employee, so long as you continue to be an employee of Accuride or one of its consolidated subsidiaries continuously until such vesting date, your right to exercise the new options will vest as follows:

     o your right to purchase 25% of the shares subject to the new options will vest on the first anniversary of the grant date;

     o your right to purchase an additional 25% of the shares subject to the new options will vest on the second anniversary of the grant date;

     o your right to purchase an additional 25% of the shares subject to the new options will vest on the third anniversary of the grant date; and

     o your right to purchase the remaining 25% of the shares subject to the new options will vest on the fourth anniversary of the grant date.

In addition, your new options will fully vest upon a change of control of Accuride.

o DO I HAVE TO TENDER OPTIONS FOR ALL OR ANY OF THE SHARES SUBJECT TO THOSE OPTIONS?

     No. You may tender options for any portion of the shares subject to your options, or for none of those shares. If you tender options for less than all of your option shares, which we refer to as a "partial tender," you must indicate in the letter of transmittal the number of option shares that are included in your tender.

o    WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

     We believe that the exchange will be treated as a non-taxable exchange. This means that if you exchange your current options for new options, you would not be required under current law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, you would not be required under current law to recognize income for federal income tax purposes. The grant of options is not recognized as taxable income. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer. (Page 22)

o WILL THE TERMS OF MY NEW OPTIONS BE IDENTICAL TO THE TERMS OF MY CURRENT OPTIONS?

     No. This offer is open to option holders who have been granted performance options under our 1998 option plan. However, pursuant to the terms of the offer, we will be granting new options under the terms of the 1998 option plan and a new option agreement between you and us. Unlike the tendered options, the new options will be on a four-year vesting schedule and not based on the attainment of various performance objectives. (Page 16)

o WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

     The offer expires on October 3, 2001, at 12:00 midnight, Central Daylight time, unless it is extended by us.

     We may, at our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long.

     If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. (Page 9)

o    HOW DO I TENDER MY OPTIONS?

     If you decide to tender your options, you must deliver, before 12:00 midnight, Central Daylight time, on October 3, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Pat Wolfe at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715.

     If the offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the offer.

     We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer.

     We recommend that if you choose to mail your documents, you send them by certified or registered mail. Interoffice mail is not recommended since it can not be tracked. Please keep a copy of all documents. Accuride will not be responsible for any lost mail, whether interoffice or otherwise. (Page 11)

o HOW DO I FIND OUT HOW MANY UNVESTED PERFORMANCE OPTIONS I HAVE, THEIR EXERCISE PRICE AND THE DATE THEY WERE ISSUED?

     This information is set forth on Schedule A to this offer to exchange.

o    WILL I RECEIVE A CONFIRMATION STATEMENT VERIFYING MY TENDER?

     Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter or e-mail indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options. (Page 15)

o    DO I NEED TO DO ANYTHING IF I DO NOT WANT TO TENDER MY OPTIONS?

     No. If you do not deliver a properly completed and duly executed letter of transmittal prior to the expiration of the offer, you will not be a participant in the offer.

o    DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

     You may withdraw your tendered options at any time before 12:00 midnight, Central Daylight time, on October 3, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Page 12)

o    WHAT DOES MANAGEMENT AND THE BOARD OF DIRECTORS THINK OF THE OFFER?

     Although the board of directors has approved this offer, neither management nor the board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

o    WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, you should contact:

     Pat Wolfe (telephone: (812) 962-5014)
     David K. Armstrong (telephone: (812) 962-5059)
     Accuride Corporation
     7140 Office Circle
     Evansville, Indiana  47715


                       RISKS OF PARTICIPATING IN THE OFFER

     PARTICIPATION IN THE OFFER INVOLVES A NUMBER OF POTENTIAL RISKS, INCLUDING THOSE DESCRIBED BELOW. THIS LIST BRIEFLY HIGHLIGHTS SOME OF THE RISKS AND IS NECESSARILY INCOMPLETE. ELIGIBLE EMPLOYEES SHOULD CAREFULLY CONSIDER THESE AND OTHER RISKS AND ARE ENCOURAGED TO SPEAK WITH AN INVESTMENT AND TAX ADVISOR AS NECESSARY BEFORE DECIDING WHETHER AND TO WHAT EXTENT TO PARTICIPATE IN THE OFFER. IN ADDITION, WE STRONGLY URGE YOU TO CAREFULLY READ THE REMAINDER OF THIS OFFER BEFORE DECIDING WHETHER AND TO WHAT EXTENT TO PARTICIPATE. THE LIST OF RISKS DOES NOT INCLUDE CERTAIN RISKS THAT MAY APPLY TO EMPLOYEES WHO LIVE AND WORK OUTSIDE OF THE UNITED STATES.

o PARTICIPATION IN THE OFFER WILL MAKE YOU INELIGIBLE TO RECEIVE ANY OPTION GRANTS UNTIL APRIL 4, 2002 AT THE EARLIEST.

     Employees are generally eligible to receive option grants at any time that the board of directors or compensation committee chooses to make them. However, if we were to grant you new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. Therefore, if you participate in the offer, you will not be eligible to receive any option grants until April 4, 2002 at the earliest.

o IF YOUR EMPLOYMENT TERMINATES PRIOR TO THE GRANT OF THE NEW OPTIONS, YOU WILL RECEIVE NOTHING.

     Once your option is canceled, it is gone for good. Accordingly, if your employment terminates for any reason prior to the grant of the new options, you will have the benefit of neither the canceled option nor the new option.

o WE INVESTIGATE STRATEGIC OPPORTUNITIES FROM TIME TO TIME WHICH, IF CONCLUDED, COULD AFFECT THE PRICING AND/OR TERMS OF YOUR NEW OPTIONS.

     We consistently evaluate strategic opportunities that may arise, including additional capital infusions, joint ventures, strategic partnerships, acquisitions and the purchase or sale of assets. If any of these transactions were to occur before the new options are granted, and our stock price appreciates, your new options could be granted at a higher exercise price, and could be subject to additional terms and conditions required by an investing or acquiring party.

o WHAT HAPPENS IF ACCURIDE SELLS ONE OF ITS SUBSIDIARIES DURING THE PERIOD AFTER MY OPTIONS ARE CANCELED BUT BEFORE I AM GRANTED NEW OPTIONS?

     In the ordinary course of business, we are consistently exploring ways to make our business more efficient and rationalize operations, including through strategic alternatives for some of our subsidiaries. While we currently have no definitive plans to enter into any such transaction, it is possible that prior to the grant date of the new options we might enter into an agreement resulting in the disposition of one or more of our subsidiaries.

     If you are an employee of one of our subsidiaries which is sold after the cancellation of your options but prior to the grant date of the new options, you will have the benefit of neither the canceled option nor the new option.

o IF OUR STOCK PRICE INCREASES AFTER THE DATE YOUR TENDERED OPTIONS ARE CANCELED, YOUR CANCELED OPTIONS MIGHT HAVE A HIGHER EXERCISE PRICE THAN THE NEW OPTIONS THAT YOU HAVE BEEN GRANTED IN EXCHANGE FOR THEM.

     For example, if you cancel options with a $5,000 exercise price per share, and our stock price appreciates to $6,000 when the new option grants are made, your new option will have a higher exercise price than the canceled option.

o    YOUR NEW OPTIONS WILL BE SUBJECT TO THE GENERAL RISKS OF OUR BUSINESS.

     For a description of risks related to our business, please see Section 16.


                                  INTRODUCTION

     We are offering eligible employees the opportunity to exchange all outstanding unvested performance options to purchase shares of our common stock that have an exercise price of $5,000 per share or more for new options which we will grant under the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries (the "1998 option plan").

     We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each eligible employee will be equal to the number of shares subject to the options tendered by such eligible employee and accepted for exchange. The number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends and similar events completed after the expiration date and prior to the issuance of the new options. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange.

     This offer is not conditioned upon a minimum number of options being tendered. You may tender none, all or any portion of your options. This offer is subject to conditions which we describe in Section 6.

     If you tender options for exchange as described in the offer, we will grant you new options under the 1998 option plan and a new option agreement between us and you. The exercise price of the new options will be equal to the fair market value of our common stock on the date of grant as determined by our board of directors at their discretion. For all eligible employees, the new options will vest in approximately equal annual installments over a four-year period, so long as the employee continues to be an employee of Accuride or one of its consolidated subsidiaries on each such vesting date. Unlike the tendered options, the new options will not vest based on the attainment of various performance objectives. The period of the new options will begin on the grant date of the new options.

     As of September 5, 2001, options to purchase 1617.6 shares of our common stock were issued and outstanding under our 1998 option plan. Of these options, unvested performance options to purchase 325.4 shares of our common stock had an exercise price of $5,000 or more and were held by eligible employees. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 20% of the total shares of common stock issuable upon exercise of all options outstanding under our 1998 option plan as of September 5, 2001.

     All options accepted by us pursuant to this offer will be canceled.


                                    THE OFFER

1.   ELIGIBILITY; NUMBER OF OPTIONS; EXPIRATION DATE.

     Employees, including employees of our consolidated subsidiaries, who hold performance options granted under the 1998 option plan are eligible to participate in the offer. Upon the terms and subject to the conditions of the offer, we will exchange for new options to purchase common stock under the 1998 option plan all eligible outstanding options under our 1998 option plan that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all unvested performance options that have an exercise price of $5,000 per share or more and are held by eligible employees. We will accept partial tenders of options for any portion of the shares subject to your options. See Section 5 for more information on partial tenders.

     The number of shares of common stock subject to new options to be granted to each eligible employee will be equal to the number of shares subject to the options tendered by such eligible employee and accepted for exchange. The number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends and similar events completed after the expiration date and prior to the issuance of the new options. All new options will be subject to the terms of the 1998 option plan and to a new option agreement between you and us. IF YOU ARE NOT AN EMPLOYEE OF ACCURIDE OR ONE OF OUR CONSOLIDATED SUBSIDIARIES CONTINUOUSLY FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

     We are also reserving the right, in the event of a merger into another company or change of control transaction after the expiration date but before the grant date of the new options, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating the right to receive new options under this offer. IF WE WERE TO TERMINATE YOUR RIGHT TO RECEIVE NEW OPTIONS UNDER THIS OFFER IN CONNECTION WITH SUCH A MERGER INTO ANOTHER COMPANY OR CHANGE OF CONTROL TRANSACTION, EMPLOYEES WHO TENDERED OPTIONS PURSUANT TO THIS OFFER WOULD NOT RECEIVE NEW OPTIONS TO PURCHASE OUR COMMON STOCK, OR SECURITIES OF THE ACQUIROR, OR ANY OTHER CONSIDERATION FOR THEIR TENDERED OPTIONS. If we are a party to a merger into another company or change of control transaction before the grant date of the new options, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to grant options or compensation comparable to the new options that would have been received under the offer, although there can be no assurance that we would be successful in negotiating such an agreement. We presently have no plans or proposals that relate to or would result in a change of control of Accuride. Section 2 of this offer to exchange describes our future plans.

     The term "expiration date" means 12:00 midnight, Central Daylight time, on October 3, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 13 for a description of our rights to extend, delay, terminate and amend the offer.

     If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

     (a) (1) we increase or decrease the amount of consideration offered for the options;

          (2) we decrease the number of options eligible to be tendered in the offer; or

          (3) we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

     (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 13.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Daylight time.

2.   PURPOSE OF THE OFFER.

     Our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current fair market value of our common stock. Moreover, the performance options are highly likely to remain unvested and unexercisable until seven years and eleven months after the grant date because we probably will not meet the performance criteria for early vesting. By making this offer to exchange outstanding options for new options, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

     We consistently evaluate strategic opportunities that may arise, including additional capital infusions, joint ventures, strategic partnerships, acquisitions and the purchase or sale of assets. Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, as of the date of this filing, we have no definitive plans or proposals that have not been publicly disclosed that relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     (c) any material change in our present dividend policy, or our indebtedness or capitalization;

     (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

     (e)  any other material change in our corporate structure or business;

     (f) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

     (g) the acquisition by any person of any of our securities or the disposition of any of our securities; or

     (h) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Nothing contained herein shall restrict our ability to any of the foregoing.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.

3.   PROCEDURES FOR TENDERING OPTIONS.

     PROPER TENDER OF OPTIONS. To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver the letter of transmittal along with any other required documents to Pat Wolfe at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715, before the expiration date.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE YOUR PACKAGE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. ACCURIDE WILL NOT BE RESPONSIBLE FOR ANY LOST MAIL, WHETHER INTEROFFICE OR OTHERWISE.

     DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

     OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN YOU AND US UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.   WITHDRAWAL RIGHTS.

     You may only withdraw your tendered options in accordance with the provisions of this Section 4.

     You may withdraw your tendered options at any time before 12:00 midnight, Central Daylight time, on October 3, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Central Daylight, on October 3, 2001, you may withdraw your tendered options at any time after October 3, 2001.

     To validly withdraw tendered options, an option holder must deliver to Pat Wolfe at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715, a written notice of withdrawal, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn, and the number of option shares to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

     Neither Accuride nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.   ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted for exchange on October 3, 2001, the scheduled expiration date of the offer, you will be granted new options on or about April 4, 2002, which is the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If we extend the date by which we must accept and cancel options properly tendered for exchange, you will be granted new options on a subsequent business day which is on or about the first business day at least six months and one day following the extended date.

     Because of accounting rules that could apply to interim option grants as a result of the offer, we do not expect to grant new options to current employees until at least six months and one day after the date we cancel the options accepted for exchange. Therefore, if you participate in the offer, you will not be eligible to receive any option grants until April 4, 2002 at the earliest.

     The number of shares of common stock subject to new options to be granted to each eligible employees will be equal to the number of shares subject to the options tendered by such eligible employee and accepted for exchange. The number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends and similar events which are completed prior to the issuance of the new options. IF YOU ARE NOT AN EMPLOYEE OF ACCURIDE OR ONE OF OUR CONSOLIDATED SUBSIDIARIES CONTINUOUSLY FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

     If you tender options for less than all of your option shares, you must indicate in the letter of transmittal the number of shares that are included in your tender.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the offer, we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter or e-mail indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of such shares that will be subject to the new options and the expected grant date of the new options.

6.   CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after September 5, 2001 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

     (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Accuride or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

          (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

          (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

          (3)  materially impair the contemplated benefits of the offer to us;
               or

          (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Accuride or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     (c)  there shall have occurred:

          (1) the suspension of payments in respect of banks in the United States, whether or not mandatory;

          (2) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

          (3) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

          (4) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Accuride or our subsidiaries;

          (5) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Accuride or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

          (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

     (d) there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

     (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

     (f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Accuride or our subsidiaries that, in our reasonable judgment, is or may be material to Accuride or our subsidiaries.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

     If we accept options you tender in the offer, we may defer any grant to you of additional options for which you may be eligible before the new option grant date until after the new option grant date, so that you will be granted no new options for any reason until at least six months and one day after any of your tendered options have been canceled. We may defer the grant to you of any additional options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to these interim option grants as a result of the offer.

7.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

     CONSIDERATION. We will issue new options to purchase common stock under the 1998 option plan in exchange for outstanding eligible options properly tendered and accepted for exchange by us. If we receive and accept tenders of all outstanding eligible options, we will grant new options to purchase a total of
325.4 shares of our common stock. The common stock issuable upon exercise of the new options will equal approximately 1.31% of the total shares of our common stock outstanding as of September 5, 2001.

     TERMS OF NEW OPTIONS. The new options will be issued under the 1998 option plan and a new option agreement between us and each option holder who has tendered eligible options in the offer. The following description summarizes the material terms of the 1998 option plan and the options granted under the plan.

     GENERAL. The maximum number of shares of common stock available for issuance pursuant to the exercise of options granted under the 1998 option plan is currently 2,667. The 1998 option plan does not permit the granting of options intended to qualify as incentive stock options under the Internal Revenue Code.

     ADMINISTRATION. The 1998 option plan is administered by the compensation committee of our board of directors. The compensation committee is composed of not less than two directors who are intended to be "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code. The members of the compensation committee are appointed by the board to serve for such terms as the board may determine by resolution. The board may remove any member of the compensation committee or reconstitute the compensation committee with other directors, subject to the requirements of Rule 16b-3.

     TERM. The term of each option will be fixed by the compensation committee and may not exceed ten years from the date of grant. The new options to be granted pursuant to the offer will have a term of ten years from the date of grant.

     TERMINATION. Options issued under the 1998 option plan generally will expire ten years after the date of grant. Option agreements generally provide that your options will terminate following the termination of your employment, unless the options are exercised, to the extent that they were exercisable immediately before such termination, within forty-five days following such termination (or up to ninety days in certain circumstances). In the event that the termination of your employment is by reason of permanent and total disability, death, or retirement you, or your executors, administrators, legatees or distributees of your estate, may exercise, within one year following such termination, any option held by you that was exercisable immediately before your employment termination.

     The termination of your option under the circumstances specified in this section will result in the termination of your interests in the 1998 option plan. In addition, your option may terminate, together with the 1998 option plan and all other outstanding options issued to other employees, following the occurrence of certain "corporate transaction" events, as described below.

     EXERCISE PRICE. The exercise price of each option will be determined by the compensation committee, but cannot be less than 50% of the fair market value of common stock on the date of grant.

     VESTING AND EXERCISE. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the compensation committee.

     The new options granted pursuant to the offer will vest over a four-year period beginning on the grant date of the new options. Assuming the date we cancel the options accepted for exchange is October 3, 2001, which is the scheduled expiration date of the offer, and the new options are granted on April 4, 2002, so long as you continue to be an employee of Accuride or one of its consolidated subsidiaries continuously until each vesting date, the new options will vest as follows:

     ALL ELIGIBLE OPTION HOLDERS

     o your right to purchase 25% of the shares subject to the new options will vest on April 4, 2003;

     o your right to purchase an additional 25% of the shares subject to the new options will vest on April 4, 2004;

     o your right to purchase an additional 25% of the shares subject to the new options will vest on April 4, 2005; and

     o your right to purchase the remaining 25% of the shares subject to the new options will vest on April 4, 2006.

In addition, your new options will fully vest upon a change of control of Accuride.

     PAYMENT OF EXERCISE PRICE. You may exercise your options, in whole or in part, by delivery of a written notice to us on any business day at our principal office addressed to the attention of the compensation committee, which specifies the number of shares for which the option is being exercised and which is accompanied by payment in full of the applicable exercise price. The permissible methods of payment of the option exercise price generally are full payment in cash, by check, or, with the compensation committee's consent, in shares of common stock duly endorsed for transfer to us, or by a combination of these methods.

     CORPORATE TRANSACTIONS. In its sole discretion, and on such terms and conditions as it deems appropriate, coincident with or after the grant of any option, the compensation committee may provide that such option cannot be exercised after the consummation of the merger or consolidation of us into another corporation, the exchange of all or substantially all of our assets for the securities of another corporation, the acquisition by another corporation of 80% or more of our then outstanding shares of voting stock or the recapitalization, reclassification, liquidation or dissolution of us, or other adjustment or event which results in shares of common stock being exchanged for or converted into cash, securities or other property, and if the compensation committee so provides, it shall, on such terms and conditions as it deems appropriate in its absolute discretion, also provide, either by the terms of such option or by a resolution adopted prior to the consummation of such merger, consolidation, exchange, acquisition, recapitalization, reclassification, liquidation or dissolution, that, for some period of time prior to the consummation of such transaction or event, such stock option shall be exercisable as to all shares subject thereto, and that, upon the consummation of such event, such stock option shall terminate and be of no further force or effect; provided, however, that the compensation committee may also provide, in its absolute discretion, that even if the option shall remain exercisable after any such event, from and after such event, any such option shall be exercisable only for the kind and amount of cash, securities and/or other property, or the cash equivalent thereof (net of any applicable exercise price), receivable as a result of such event by the holder of a number of shares of stock for which such option should have been exercised immediately prior to such event.

     In the event of a "spin-off" or other substantial distribution of our assets which has a material diminutive effect upon the fair market value of our common stock, the compensation committee may in its discretion make an appropriate and equitable adjustment to any option exercise price to reflect such diminution.

     TRANSFERABILITY OF OPTIONS. New options may not be transferred except by will, the laws of descent and distribution or the terms of any applicable trust. Following a transfer, all options will continue to be subject to the same terms and conditions that were applicable to the options immediately before the transfer. During your lifetime, only you, or your guardian or legal representative in the case of your incapacity or incompetency, may exercise options granted to you.

     REGISTRATION OF OPTION SHARES. The shares of common stock issuable upon exercise of options under the 1998 option plan, including the shares that will be issuable upon exercise of all new options to be granted pursuant to this offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. We will use reasonable efforts to maintain such registration statement on Form S-8.

     FEDERAL INCOME TAX CONSEQUENCES OF NONQUALIFIED STOCK OPTIONS. Under current law, an option holder will not realize taxable income upon the grant of a nonqualified stock option having an exercise price substantially equal to the fair market value on the grant date of the stock subject to the option. However, when an option holder exercises the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder. We will be entitled to a deduction equal to the amount of ordinary income taxable to the option holder if we comply with applicable reporting requirements.

     If you tender shares in payment of part or all of the exercise price of a nonqualified stock option, no gain or loss will be recognized with respect to the shares tendered, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

     Our statements in this offer to exchange concerning the 1998 option plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 1998 option plan and the appropriate form of option agreement under the 1998 option plan. Please contact Pat Wolfe (telephone: (812) 962-5014) or David K. Armstrong (telephone: (812) 962-5059) at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715 to receive a copy of the 1998 option plan and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

8.   INFORMATION CONCERNING ACCURIDE.

     GENERAL. Our principal executive offices are located at 7140 Office Circle, Evansville, Indiana 47715, and our telephone number is (812) 962-5000.

     We manufacture and supply wheels and rims ("Wheels") for heavy and medium commercial vehicles. We offer the broadest product line in the North American Wheel market for heavy and medium trucks, busses, vans ("Heavy/Medium Trucks") and trailers ("Trailers"). We are the only North American manufacturer and supplier of both steel and forged aluminum Wheels for Heavy/Medium Trucks and Trailers ("Heavy/Medium Wheels").

     We sell our Wheels primarily to Heavy/Medium Truck, Trailer and other vehicles such as light commercial trucks, pick-up trucks, sport utility vehicles and vans ("Light Truck") original equipment manufacturers ("OEMs"). Major customers include Ford Motor Company, Freightliner Corporation, General Motors Corporation, Mack Trucks, Inc., International Truck and Engine Corporation, Volvo Trucks North America and Paccar, Inc. For over 10 years, our steel Wheels have been standard equipment at all North American Heavy/Medium Truck OEMs and at a number of North American Trailer OEMs. In addition, our steel Wheels are standard equipment at a majority of North America's largest trucking fleets, including Ruan Transportation Management Systems, J.B. Hunt Transport Services, Ryder Truck Rental, Inc., WPS, and Schneider Specialized Carriers, Inc. Our aluminum Wheels are standard equipment at Volvo, International, and Freightliner. Approximately 25% of our sales are to Light Truck OEMs such as Ford and General Motors.

     The North American vehicle market served by us can be divided into three categories: (i) Heavy/Medium Trucks, (ii) Trailers, and (iii) Light Trucks.

     FINANCIAL INFORMATION. The following table sets forth selected consolidated financial and operating data for Accuride. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000, that have been audited by Deloitte & Touche LLP, independent accountants. The selected historical statement of operations data for the six months ended June 30, 2000 and June 30, 2001 and the selected historical balance sheet data as of June 30, 2001, which are included in our quarterly report on Form 10-Q for the quarter ended June 30, 2001, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

SELECTED HISTORICAL OPERATIONS DATA (In thousands)

                                                                      FISCAL YEAR ENDED DECEMBER 31,
                                                                      -----------------------------
                                                 2000            1999             1998             1997              1996
                                              ---------        ---------        ---------        ---------        ---------
OPERATING DATA:
Net sales (a) ..........................      $ 475,804        $ 505,854        $ 383,583        $ 332,966        $ 307,830
Gross profit (a)(b) ....................         82,572          115,078           82,554           65,994           61,723
Operating expenses (c) .................         32,849           33,493           34,034           21,316           17,941
Income from operations(b) ..............         49,723           81,585           48,520           44,678           43,782
Interest income (expense), net .........        (38,742)         (38,988)         (32,311)             385              400
Equity in earnings of affiliates .......            455            2,316            3,929            4,384              115
Other income (expense), net (d) ........         (6,157)          (1,081)          (2,904)             719             (381)
Net income .............................          2,513           25,331            7,951           27,837           26,466
OTHER DATA:
Adjusted EBITDA (e) ....................      $  89,345        $ 111,682        $  88,160        $  76,888        $  64,023
Adjusted EBITDA Margin (f) .............           18.7%            21.6%            21.1%            21.8%            20.8%
Net cash provided by (used in):
       Operating activities ............         66,343           86,835           22,662           38,219           43,678
       Investing activities ............        (51,688)        (124,324)         (44,669)         (47,065)          (9,370)
       Financing activities ............         (8,632)          66,511           18,060            9,953          (37,463)
Cash interest expense (g) ..............         38,275           37,841           31,450              145               33
Depreciation and amortization ..........         32,279           29,784           24,926           20,726           20,126
Capital expenditures ...................         50,420           44,507           46,579           24,032            9,584
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents ..............      $  38,516        $  32,493        $   3,471        $   7,418        $   6,311
Working capital (h) ....................          2,977           40,492           49,628           27,416           38,608
Total assets ...........................        515,271          525,772          404,925          347,447          288,703
Total debt .............................        448,886          460,561          393,200           16,040               --
Stockholders' equity (deficiency) ......        (29,200)         (32,131)         (58,096)         256,055          228,451

--------------

(a) Results of operations for the year ended December 31, 1997 (subsequent to May 1997) do not reflect net sales and gross profit for aluminum Wheels due to the formation of the AKW joint venture with Kaiser. Net sales and gross profit for aluminum Wheels were $19.1 million and $1.1 million, respectively, for the period beginning on January 1, 1997 and ending on April 30, 1997. Results of operations for the year ended December 31, 1999 are based on our 50% ownership of AKW through March 31, 1999 and 100% ownership of AKW since April 1, 1999. Net sales and gross profit for aluminum wheels for the 9-month period from April 1, 1999 through December 31, 1999 were $76.1 million and $22.1 million, respectively.

(b) Gross profit and income from operations for the year ended December 31, 1997 reflect $7.1 million of costs incurred in connection with the strike in early 1997 at the Company's facility in Ontario, Canada. Gross profit and income from operations for 1998 reflect $3.9 million of costs incurred in connection with the strike in 1998 at the Company's facility in Henderson, Kentucky, and $1.1 million of restructuring charges related to Accuride Canada, Inc. Gross profit and income from operations for 1999 reflect a reduction to cost of $3.0 million related to the favorable AKW recall adjustment. Gross profit for 2000 reflects $5.0 million of costs related to integration and restructuring charges at our Monterrey, Mexico, facility, and $0.2 million of cost related to restructuring charges related to our other facilities.

(c) Operating expenses include selling, general and administrative plus (i) $3.3 million of start-up costs related to the Columbia, Tennessee, facility incurred during 1998, (ii) $1.9 million of management retention bonuses reimbursed by Phelps Dodge in 1998, and (iii) $2.2 million of Recapitalization professional fees recorded in 1998.

(d) Other income (expense), net consists primarily of currency hedging and foreign exchange gains and losses related to our Canadian and Mexican operations.

(e) Adjusted EBITDA for 2000 represents income from operations plus depreciation and amortization, net of $2.3 million in amortization of deferred financing costs, plus equity in earnings of affiliates, plus (i) $3.2 million of costs related to aborted merger and acquisition activities,
     (ii) $5.4 million restructuring and integration costs related to operations in Monterrey, Mexico, and (iii) $0.6 million for restructuring costs in the United States. Adjusted EBITDA for 1999 represents income from operations plus depreciation and amortization, net of $1.9 million in amortization of deferred financing costs plus equity in earnings of affiliates, plus (i) $1.4 million of fees associated with merger and acquisition activities less
     (ii) $1.5 million associated with the AKW wheel recall adjustment. This $1.5 million represents 50% of the $3.0 million reduction in the AKW product recall reserve. Adjusted EBITDA for 1998 represents income from operations plus depreciation and amortization, net of $1.7 million in amortization of deferred financing costs plus equity in earnings of affiliates, plus (i) $1.1 million of estimated restructuring costs at the London, Ontario facility, (ii) $3.4 million representing the impact of the AKW wheel recall campaign implemented in 1998, (iii) $1.9 million of management retention bonuses reimbursed by Phelps Dodge in 1998, (iv) $2.2 million of Recapitalization professional fees and (v) $3.9 million of costs incurred in connection with the strike in 1998 at the Henderson, Kentucky, facility. In determining Adjusted EBITDA for 1997, income from operations has been increased by depreciation and amortization, equity in earnings of affiliates and $7.1 million representing the estimated impact of the strike at the London, Ontario, facility that occurred during the first quarter of 1997. Adjusted EBITDA is not intended to represent cash flows from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Adjusted EBITDA is a basis upon which we assess our financial performance and certain covenants in our borrowing arrangements are tied to similar measures.

(f) Represents Adjusted EBITDA before equity in earnings of affiliates and before the $3.4 million impact of the AKW wheel recall campaign implemented in 1998, as a percentage of net sales.

(g) Cash interest expense represents interest expense exclusive of $2.3 million, $1.9 million and $1.7 million amortization of deferred financing costs for the years ended December 31, 2000, December 31, 1999, and December 31, 1998, respectively.

(h) Working capital represents current assets less cash and current liabilities.

     See "Additional Information" beginning on page 25 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements and unaudited financial data we have summarized above.

9. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule B. As of September 5, 2001, our executive officers and directors as a group beneficially owned options outstanding under our 1998 option plan to purchase a total of 945 shares of our common stock, which represented approximately 58% of the shares subject to all options outstanding under our 1998 option plan as of that date. Of the options held by these persons, options to purchase a total of 90 shares of common stock are eligible to be tendered in the offer.

     Except for ordinary course purchases under our 1998 option plan and ordinary course grants of stock options to employees who are not executive officers, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Accuride or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Accuride.

10. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

     Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law.

     We believe that Accuride will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

     o we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

     o the exercise price of all new options will equal the market value of the common stock on the date we grant the new options.

     We may incur compensation expense, however, if we grant any options having an exercise price less than $5,000 to any tendering option holder before the scheduled new option grant date. Our grant of those options to the tendering option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's tendered option shares. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a charge to Accuride's earnings over the four-year vesting period of the newly granted options. We would adjust this compensation expense periodically based on increases or decreases in the market value of the shares subject to the newly granted options until the options are exercised, forfeited or expired.

11.  LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

12.  MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     The option holders who exchange outstanding options for new options will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

     At the date of grant of the new options, the option holders will not be required to recognize additional income for federal income tax purposes. The grant of options is not recognized as taxable income. The new options will constitute nonqualified options for tax purposes.

     Special tax considerations may be applicable to employees located abroad.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

13.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Central Daylight time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

     (a) (1) we increase or decrease the amount of consideration offered for the options;

          (2) we decrease the number of options eligible to be tendered in the offer; or

          (3) we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

     (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this Section 13.

14.  FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

15.  ADDITIONAL INFORMATION.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

     The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This offer incorporates by reference the financial statements and the notes thereto contained in the documents listed below that have been previously filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, until completion of the offer:

     (a) our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on March 26, 2001;

     (b) our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2001, filed with the SEC on May 14, 2001;

     (c) our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2001, filed with the SEC on August 9, 2001; and

     (d) our registration statements on Form S-8, filed with the December 2, 1998.

     The SEC file number for all of these filings other than our registration statement on Form S-8 is 033-15435. The SEC file number for our registration statement on Form S-8 is 333-68227.

     Our SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W.         7 World Trade Center      500 West Madison Street
      Room 1024                    Suite 1300                  Suite 1400
Washington, D.C. 20549        New York, N.Y. 10048          Chicago, IL 60661

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                              Accuride Corporation
                               7140 Office Circle
                            Evansville, Indiana 47715

or by telephoning us at (812) 962-5000 between the hours of 9:00 a.m. and 4:00 p.m., Central Daylight local time.

     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

     The information contained in this offer to exchange about Accuride should be read together with the information contained in the documents to which we have referred you.

16.  MISCELLANEOUS.

     This offer to exchange and our SEC reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this offer to exchange, the words "anticipate," "believe," "estimate," expect," "intend" and "plan" as they relate to Accuride or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. Sections 27A(b)(2)(C) of the Securities Act and 21E(b)(2)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer such as the offer made hereby. The documents filed by Accuride with the SEC, including our annual report on Form 10-K filed on March 26, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements.

     We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.


Accuride                                                       September 5, 2001

[Name of Optionee]


                                   SCHEDULE A

                  PERFORMANCE OPTIONS AS OF SEPTEMBER 5, 2001


Grant Date          Expiration Date     Performance Options      Exercise Price      Performance Options
                                             Granted                                 Subject to Exchange

[Option information for Optionee]


Totals


                                   SCHEDULE B

           INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their positions and offices as of September 5, 2001, are set forth in the following table:

      NAME                                                POSITION
      ----                                                --------
William P. Greubel                 Director, Vice President and Chief Executive Officer

John R. Murphy                     Executive Vice President / Finance and Chief Financial Officer

David K. Armstrong                 Senior Vice President and General Counsel

Richard J. Giromini                Senior Vice President / Technology and Continuous Improvement

Elizabeth I. Hamme                 Senior Vice President / Human Resources

Terrance J. Keating                Senior Vice President and General Manager - Wheels

Henry R. Kravis                    Director
9 West 57th Street
New York, NY 10019

George R. Roberts                  Director
9 West 57th Street
New York, NY 10019

James H. Greene, Jr.               Director
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

Todd A. Fisher                     Director
Stirling Square
7 Carlton Gardens
London
SW1Y 5AD

Frederick M. Goltz                 Director
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025


     The address of each executive officer is: c/o Accuride, 7140 Office Circle, Evansville, Indiana 47715.

          OFFER TO EXCHANGE OUTSTANDING OPTIONS FOR NEW OPTIONS UNDER
            THE 1998 STOCK PURCHASE AND OPTION PLAN FOR EMPLOYEES OF
                     ACCURIDE CORPORATION AND SUBSIDIARIES
                                       OF
                              ACCURIDE CORPORATION

     Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Pat Wolfe (telephone: (812) 962-5014) or David K. Armstrong (telephone: (812) 962-5059) at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715.

                                September 5, 2001